Exhibit 99.2

2025 EARNINGS REPORT Enric Asunción Co-Founder & Chief Executive Officer Luis Boada Chief Financial Officer Michael Wilhelm Investor Relations

Disclaimer This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this presentation other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Wallbox’s future operating results and financial position, expected growth and profitability, expectations regarding partnerships and product features. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “focus,” “forecast,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “”target,” will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives;political and economic uncertainty and macroeconomic factors, such as impacts from tariffs and trade barriers, consumer spending, inflation and foreign exchange rates; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to losses or disruptions in Wallbox’s supply or manufacturing partners; impacts resulting from geopolitical conflicts; risks related to macro-economic conditions and inflation; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; executive orders and regulatory changes under the U.S. political administration and uncertainty therefrom, as well as the other important factors discussed under the caption “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise. This presentation includes measures not calculated in accordance with the International Financial Reporting Standards (“IFRS”). See the slides at the end of this presentation for additional information and a reconciliation of these non-IFRS measures. Reconciliations of the forward-looking non-IFRS measures to the most directly comparable IFRS measures cannot be provided without unreasonable efforts and are not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations and certain other items reflected in our reconciliation of historical non-IFRS measures, the amounts of which could be material. Unless otherwise indicated, information contained in this presentation concerning Wallbox’s industry and the markets in which it operates, including its general expectations, market position and market opportunity, is based on its management’s estimates and research, as well as industry and general publications and research, surveys and studies conducted by third parties. While Wallbox believes the information from these third-party publications, research, surveys and studies is reliable, it does not guarantee the accuracy or completeness of such information, and Wallbox has not independently verified this information. Management’s estimates are derived from publicly available information, their knowledge of the company’s industry and their assumptions based on such information and knowledge, which they believe to be reasonable. This data involves a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in Wallbox’s periodic reports filed with the SEC under the caption “Risk Factors.” These and other factors could cause Wallbox’s future performance and market expectations to differ materially from its assumptions and estimates. Q1 2025 EARNINGS REPORT

€7.8M Adjusted EBITDA loss3 Highlights Q1 2025 EARNINGS REPORT Q1 2025 €37.6M +36,000 AC units sold Including ABL +100 DC units sold Globally A 13% YoY decrease for the quarter Decrease YoY Strong quarterly improvement Q1 Revenue 1. See slide 19 for definitions 2. This is a non-IFRS measure. Please see slide 18 for a reconciliation of this financial measure to the most comparable IFRS metric 3. This is a non-IFRS measure. Please see slide 15 for a reconciliation of this financial measure to the most comparable IFRS metric 4 142% YoY increase in NA 38.1% Q1 Gross Margin1 32% Q1 Cash Costs2

Q1 2025 Revenues by Geography Q1 2025 EARNINGS REPORT 1. As percentage of revenue 2. Rho Motion EV Charging Database - April 2025 North America €11.4M / 30%1 Europe €25.5M / 68%1 LATAM €480k / 1%1 APAC €300k / 1%1 5

Q1 2025 Revenues by Product EARNINGS REPORT Q1 2025 DC Sales €4M / 11%1 AC Sales €25.6M / 68%1 Software, Services & Others €8M / 21%1 68% 11% 21% 1. As percentage of revenue 6

Q1 2025

Supernova



PUBLIC

SUPERNOVA

- A **next-generation fast public charger** that offers greater efficiency and higher performance
- Currently focused on **speed, safety, transparency** and **compliance** with applicable certifications
- We achieved the California Type Evaluation Program (**CTEP Certification**) & National Type Evaluation Program (**NTEP Certification**)

New Partnership

- Recently announced partnership **with Francis Energy**
- Roll-out of newly **CTEP certified Supernova**



Wallbox x Pramac Turning Complexity Into Simplicity

- Strategic battery storage system initiative, a fully integrated charging solutions combining **DC Fast charging, battery energy storage** and **intelligent power distribution**
- Includes **Supernova 240 kW, scalable battery storage up to 21 MWh** from Pramac
- To provide **reduced grid dependency, accelerated site deployment** and **optimized energy usage**

Q1 2025 EARNINGS REPORT

7

Q1 2025 Quasar 2 Q1 2025 EARNINGS REPORT 8 PIONEERING TECH One of the first CCS bidirectional chargers in the world for residential use Initial launch of Quasar 2 with our partner KIA to enable bidirectional capabilities for the EV9 EASY INSTALLATION Installation service provided by COIL or another certified thirdparty installer BI-DIRECTIONAL Changes the flow of energy to enable V2H & V2G, and Back Up Power during blackouts HEMS1 Unleashes the EV’s full potential to power the home, enabling users to maximize savings while contributing to stabilize the grid 1. Home Energy Management System

Q1 2025 Market Overview +20% YoY EVs Sold in Key Markets1 1.78 1.67 1.53 1.50 0.3 1.39 0.3 ROW 0.3 0.3 0.3 0.9 EU 0.8 0.7 0.9 0.8 NA 0.4 0.5 0.5 0.5 0.4 Q1 2024 Q2 2024 Q3 2024 Q4 2024 Q1 2025 + Strong YoY EV sales + Growth driven by + EV sales in Q1 may be + EV market remains volatile + Right-sizing of growth across our key more affordable cars inflated by OEMs pushing and highly sensitive to organisation continues addressable markets and increased EU sales into the new year macroeconomic changes in line with evolving government support market conditions Q1 2025 EARNINGS REPORT 1. Rho Motion EV Charging Database – April 2025 – In Millions 9

Q1 2025 Q1 2025 EARNINGS REPORT 1. See slide 19 for definitions 2. This is a non-IFRS measure. Please see slide 15 for a reconciliation of this financial measure to the most comparable IFRS metric Q1 Labor Costs & OPEX Q1 Revenue €37.6M Europe remained soft, but was offset by strong performance in North America Q1 Gross Margin1 38.1% Positively impacted by product mix and ABL’s cross-selling €25.0M 23% YoY improvement, reflecting increased operational efficiency Q1 Adjusted EBITDA Loss2 €7.8M Driven by the reduction in costs 10

Q1 2025 Key Financial Metrics €40.6M €199M Cash And Cash Equivalent And Financial Q1 Loans and Borrowings Investments Relief provided under debt Continuous focus on cash conservation framework agreement €63.6M €0.7M Q1 Consolidated Inventory Q1 Capex 29% YoY reduction €0.3M spent on PPE Q1 2025 EARNINGS REPORT 11

Q1 2025 Closing Thoughts Positioned to achieve profitability Solid results in Q1 + + + + Growth with existing and new Diversified Large geographical Key strategic Strong cost discipline partners is reinforced by a stronger product portfolio footprint commercial partners and improved visibility order backlog Q2 Expected Revenue Range Q2 Expected Gross Margin Q2 Expected EBITDA €37M-39M 37%-39% €(5)M-(8)M Q1 2025 EARNINGS REPORT 12

Q&A

Financial Overview

Consolidated Statement of Profit or Loss[1]

Unaudited, in € 000's

	YEAR ENDED 31 DECEMBER		QUARTER ENDED 31 DECEMBER		
	2024[2]	2023	Q1 2025	Q4 2024[2]	Q1 2024
Revenue	163,943	143,769	37,642	37,394	43,050
Change in inventories and raw materials and consumables used	(107,920)	(95,503)	(23,284)	(25,500)	(25,989)
Gross Profit	**56,023**	**48,266**	**14,358**	**11,894**	**17,061**
Employee benefits	(71,488)	(81,236)	(14,975)	(16,824)	(19,823)
Other operating expenses	(54,089)	(59,788)	(10,011)	(11,940)	(12,788)
Amortization and depreciation	(37,873)	(28,443)	(10,204)	(10,191)	(8,750)
Impairment of assets	(26,415)	-	1,194	(24,066)	-
Net other income	25	14,260	22	57	519
Operating Loss	**(133,817)**	**(106,941)**	**(19,616)**	**(51,070)**	**(23,781)**
Financial income	1,945	1,472	207	704	383
Financial expense	(23,680)	(15,247)	(3,489)	(6,484)	(5,878)
Change in fair value derivative warrant liabilities	1,081	6,476	681	5,525	(344)
Foreign exchange gains/(losses)	(4,044)	1,466	3,876	(4,656)	(1,291)
Financial Results	**(24,698)**	**(5,833)**	**1,275**	**(4,911)**	**(7,130)**
Loss before Tax	**(158,515)**	**(112,774)**	**(18,341)**	**(55,981)**	**(30,911)**
Income tax credit	6,723	703	(73)	5,097	486
Loss for the Period	**(151,792)**	**(112,071)**	**(18,414)**	**(50,884)**	**(30,425)**

1. See slide 19 for definitions
2. Includes updated financials after completion of the 2024 audit

Q1 2025 EARNINGS REPORT 14

Financial Overview Reconciliation1 Y E A R E N D E D Q UA R T E R E N D E D Unaudited, in € 000’s 3 1 D E C E MBER 3 1 D E C E MBER 20242 2023 Q1 2025 Q4 20242 Q1 2024 Loss for the Period (151,792) (112,071) (18,414) (50,884) (30,425) Income tax credit (6,723) (703) 73 (5,097) (486) Amortization and depreciation 37,873 28,443 10,204 10,191 8,750 Financial income (1,945) (1,472) (207) (704) (383) Financial expenses 23,680 15,247 3,489 6,484 5,878 Change in fair value of derivative warrant liabilities (1,081) (6,476) (681) (5,525) 344 Foreign exchange gains/(losses) 4,044 (1,466) (3,876) 4,656 1,291 EBITDA (95,944) (78,498) (9,412) (40,879) (15,031) Share based payment expenses 2,837 14,191 557 586 652 Other items (25) (3,094) (22) (57) (519) Negative goodwill - (11,166) - - -One-time expenses 6,123 3,031 2,289 2,761 1,194 Other non-cash expenses 712 1,360 26 138 220 Impairment of assets 26,415 - (1,194) 24,066 -Adjusted EBITDA (59,882) (74,176) (7,756) (13,385) (13,484) Q1 2025 EARNINGS REPORT 1. See slide 19 for definitions 15 2. Includes updated financials after completion of the 2024 audit

Financial Overview Cash & Cash Equivalents Unaudited, in € 000’s Q UA RT E R E N D ED Y E A R E N D E D 3 1 M A R C H 3 1 DECEMBER 2025 2024 2024 2023 Cash and cash equivalents 35,582 77,932 20,036 101,158 Financial Investments (1) 5,053 5,395 25,578 5,426 Cash, cash equivalents and Financial Investments 40,635 83,327 45,614 106,584 Q1 2025 EARNINGS REPORT 1. Financial Investments are included in Other Current Financial Assets 16

Financial Overview Investments and Loans & Borrowings Unaudited, in € 000’s Q U A R T E R E N D ED Y E A R E N D E D 3 1 M A R C H 3 1 D E C E MBER 2025 2024 20241 2023 Investments in Property, plant and equipment and Intangible Assets Property, plant and equipment 335 845 3,114 9,106 Intangible assets - excluding R&D (salaries capitalized) 378 927 6,790 7,103 Total Investments in Property, plant and equipment 713 1,772 9,904 16,209 and Intangible Assets Non-Current Liabilities – Loans and Borrowings 66,762 95,787 66,659 80,861 Current Liabilities – Loans and Borrowings 132,636 115,845 131,810 126,496 Total Loans and Borrowings 199,398 211,632 198,469 207,357 Q1 2025 EARNINGS REPORT 1. Includes updated financials after completion of the 2024 audit 17

Financial Overview Reconciliation Cash Costs1 Unaudited, in € 000’s Y E A R 2 0 2 5 Y E A R 2 0 2 4 Q1 Q4 Q1 Employee benefits (14,975) (16,824) (19,823) Other operating expenses (10,011) (11,940) (12,788) Labor Costs & OPEX (24,986) (28,764) (32,611) R&D activation (2,672) (3,091) (5,811) Share based payment expenses 557 586 652 One-time expenses 2,289 2,761 1,194 Other non-cash expenses 26 138 220Cash Costs (24,786) (28,370) (36,356) Q1 2025 EARNINGS REPORT 1. See slide 19 for definitions 18

Definitions and Disclosures 1 “EBITDA” is defined as loss for the period before income tax credit, financial income, financial expenses, amortization and depreciation, change in fair value of derivative warrants, and foreign exchange gains/(losses). 2 “Adjusted EBITDA” is defined as EBITDA EBITDA for the period further adjusted to take into account the impact of certain non-cash and other items that we do not in our evaluation of our ongoing operating performance. These non-cash and other items include, but not are limited to: share based payment plan expenses, certain one time expenses related to a reduction in workforce initiated in January 2023, certain non-cash expenses related to the ESPP plan launched in January 2023, any negative goodwill arising from business combinations and other items outside the scope of our ordinary activities. 3 Operating loss consists of Wallbox’s revenue and other income less changes in inventories and raw materials and consumables used, employee benefits, other operating expenses, impairment of assets, and amortization and depreciation.4 Wallbox’s revenue consists of retail sales, sales from distributors, resellers and installer customers of charging solutions for EVs, which includes electronic chargers and other services. 5 Gross Margin is defined as revenue less changes in inventory, raw materials and other consumables used divided by revenue.6 Other operating expenses primarily consist of professional services, marketing expenses, external temporary workers expense, delivery expense, insurance premiums other expenses, including leases of machinery with lease terms of 12 months or less and leases of office equipment with low value, including IT equipment. 7 Cash costs is defined as labor costs & opex excluding R&D activation, share based payment expenses, one-time expenses and other non-cash expenses. Q1 2025 x EARNINGS REPORT

Thank you Gracias Danke Web Contact Twitter @wallboxchargers www.investors.wallbox.com investors@wallbox.com Facebook Wallbox LinkedIn Wallbox Instagram @wallboxcharger